Exhibit 99.1

Intelligent Bio Solutions Inc. and Intelligent Fingerprinting Limited Pro Forma Condensed Consolidated Financial Statements

The following unaudited pro forma condensed consolidated statements of operations for the nine months ended March 31, 2023, is based on the historical consolidated financial statements of Intelligent Bio Solutions Inc. (“INBS”) and Intelligent Fingerprinting Limited (“IFP”) as adjusted to give effect to the October 4, 2022 acquisition of IFP by INBS (the “Acquisition”). The Acquisition was accounted for using the acquisition method of accounting and assuming a purchase price of $7,224,404 funded by a cash consideration of $ 868,438 and the issuance of the Company’s common shares and preferred shares of $6,355,966. The Company incurred transaction costs of $806,397 for the Acquisition.

The unaudited pro forma condensed consolidated financial statements do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the Acquisition occurred on the dates indicated. The unaudited pro forma condensed consolidated financial statements and the underlying pro forma adjustments are based upon currently available information and include certain estimates and assumptions made by management; accordingly, actual results could differ materially from the pro forma information. Management believes the assumptions provide a reasonable and supportable basis for presenting the estimated significant effects of the arrangement. The unaudited pro forma condensed consolidated financial statements is provided for illustrative purposes only and may or may not provide an indication of results in the future.

Refer to the condensed consolidated Balance Sheet for quarter ended March 31, 2023, included in our Quarterly Report on Form 10-Q for the unaudited proforma condensed consolidated balance sheets results as of March 31, 2023.

The unaudited pro forma condensed consolidated financial statements, including the notes thereto, should be read in conjunction with INBS’ historical consolidated financial statements for the year ended June 30, 2022, included in our Annual Report on Form 10-K and for the quarter ended March 31, 2023, included in our Quarterly Report on Form 10-Q.

Intelligent Bio Solutions Inc. (INBS)

Unaudited Pro Forma Consolidated Statement of Operations

For the Nine Months Ended March 31, 2023

	INBS	IFP	Adjustments	Notes	Pro Forma

	(Unaudited)*	(Unaudited)**		(Note 2)
Revenue	813,737	347,486	-		1,161,223
Cost of revenue	536,644	648,956	-		1,185,600
Gross profit	277,093	(301,470)	-		(24,377)

Other income:
Government support income	698,625	-	-		698,625
Shared services	-	-	-		-

Operating expenses:
Selling, general and administrative expenses	6,771,966	412,239	259,508	(a)	7,443,713
Goodwill impairment	4,096,490	-	-		4,096,490
Total operating expenses	10,868,456	412,239	259,508		11,540,203
Loss from operations	(9,892,738)	(713,709)	(259,508)		(10,865,955)

Other income (expense):
Interest (expense)	(163,957)	(266,974)	-		(430,931)
Realized foreign exchange income (loss)	(8,936)	(1,364)	-		(10,300)
Fair value movement through profit and loss	2,062,878	-	-		2,062,878
Interest income	9,587	-	-		9,587
Total other income (expense)	1,899,572	(268,338)	-		1,631,234
Loss before income taxes	(7,993,166)	(982,047)	(259,508)		(9,234,721)
Income taxes	-	-	-
Net loss	(7,993,166)	(982,047)	(259,508)		(9,234,721)
Net loss attributable to non-controlling interest	(20,367)	-	-		(20,367)
Net loss attributable to Intelligent Bio Solutions Inc.	(7,972,799)	(982,047)	(259,508)		(9,214,354)

Other comprehensive loss, net of tax:
Foreign currency translation loss	148,251	208,437	-		356,688
Total other comprehensive loss	148,251	208,437	-		356,688
Comprehensive loss	(7,844,915)	(773,610)	(259,508)		(8,878,033)
Comprehensive loss attributable to non- controlling interest	(20,367)	-	-		(20,367)
Comprehensive loss attributable to Intelligent Bio Solutions Inc.	(7,824,548)	(773,610)	(259,508)		(8,857,666)

Net loss per share, basic and diluted	$(8.67)	-	-		$(10.02)
Weighted average shares outstanding, basic and diluted	919,545	-	-	(b)	919,545

‘*’ Derived from Consolidated Financial results of INBS for nine months ended March 31, 2023 including IFP results Operations from October 4, 2022, the date of acquisition.

‘**’ Includes IFP results from July 1, 2022 to October 3, 2022 on standalone basis.

Note 1 – Basis of Presentation

On October 4, 2022, INBS entered into a Share Exchange Agreement (the “Acquisition Agreement”) with IFP whereby INBS acquired all of the issued and outstanding shares of IFP from IFP’s shareholders. The total purchase price of $7,224,404 consists of cash consideration of $868,438 and rollover equity with a fair value of $6,355,966. The loan receivable from IFP of $504,938 as of October 4, 2022 was treated as a cash consideration in accordance with ASC 805 Business Combination.

INBS and IFP have different fiscal quarter and year ends. INBS follow a fiscal year ending on June 30, however, IFP follows a fiscal calendar year ending on December 31. Accordingly, the unaudited pro forma condensed statement of operations for the nine months ended March 31, 2023, combines the historical results of (i) INBS for the nine months period ended March 31, 2023, (including IFP’s results of operations from October 4, 2022, the date of acquisition) and (ii) IFP for the period July 1, 2022, to October 3, 2022.

The unaudited pro forma condensed consolidated balance sheet as of March 31, 2023, and the unaudited pro forma condensed consolidated statements of operations for the nine months ended March 31, 2023 are based on the historical financial statements of INBS after giving effect to the acquisition of IFP (the “Acquisition”) using the acquisition method of accounting. In conjunction with the Acquisition, we may incur future restructuring expenses and transaction costs that are not included in the pro forma condensed consolidated financial statements.

The unaudited pro forma financial statements for IFP are prepared in accordance with US GAAP and translated into USD. During the preparation of unaudited pro forma condensed financial information, INBS management performed an analysis to identify differences in accounting and methodologies between INBS and IFP. Such differences were considered immaterial. INBS management will continue to conduct reviews of IFP’s accounting policies and methodologies and may identify differences that, when adjusted or reclassified, could have a material impact on the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed consolidated financial information is based on estimates and assumptions which have been made solely for the purposes of developing such pro forma information.

Note 2 – Pro forma adjustment

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited condensed consolidated statement of operations:

Adjustments to the unaudited pro forma condensed consolidated statement of operations for the nine months ended March 31, 2023:

(a)	Reflects the estimated additional amortization expense of $259,508 related to the valuation of acquired intangible assets for the months ended September 30, 2022. It also represents the adjustments to record amortization expense related to the increased basis of acquired intangible assets of IFP which have been recorded at estimated fair value on a pro forma basis and will be amortized, on a straight-line basis, over their estimated useful lives, as if the acquisition had occurred at the beginning of the earliest period. The acquired intangibles assets are discussed in Note (b) below.
(b)	The calculation of weighted average shares outstanding for basic and diluted earnings per share is done assuming that the shares issuable relating to the arrangement have been outstanding for the entire nine months as if the Acquisition transaction occurred on July 1, 2021.